Exhibit 1

FREE TRANSLATION

Buenos Aires, November 1, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Merger by absorption between Telecom Argentina S.A. (the surviving company) and
Cablevisión S.A. (the absorbed company)

Final Merger Agreement

I am writing you as the Chairman of Telecom Argentina S.A. (“Telecom”), to inform that, having complied with all the required legal matters, on yesterday’s afternoon Telecom and Cablevisión S.A. executed the Final Merger Agreement in accordance with the terms of Section 83, item 4) of the General Corporate Law and ad referendum of the authorizations of the ‘Ente Nacional de Comunicaciones’ (‘ENACOM’) that could apply under Decree number 267/15.

Sincerely,

Mariano M. Ibañez

Chairman